FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in interests in the Ordinary shares of GlaxoSmithKline plc in respect of the under
-
mentioned
persons, arising
 from the purchase of Ordinary shares on
4 February 2009
 following the reinvestment of dividends,
under a Single Company
ISA
 at a price of £12.50
per Ordinary share:

Mr A P Witty	6
Mr J S Heslop	6
Mr S M Bicknell	32
Mr E J Gray	6
Mr D S Redfern	6

The Company and
the above named persons
 were advised of this information
on
5 February 2009.

This notification relates to a transaction notified in accordance with

Disclosure
and Transparency
Rule 3.1.4R(1)(a).

V A Whyte
Deputy
Company Secretary

5 February 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 5th, 2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc